VIRALYTICS LTD
ONCOLYTIC VIRUSES

RECEIVED
2008 JUL 24 A 5:49

1 July 2009

09046644

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

SUPPL

Attention: Mr. Elliot Staffin

Re: Viralytics Limited
12g3-2(b) Information
File No. 82-34945

Dear Mr. Staffin

Enclosed please find information that Viralytics Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that:

- they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act; and
- neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Viralytics Limited is subject to the Securities Exchange Act.

If you have any questions or comments, please call the undersigned on telephone 61 2 9499 3200.

Bryan Dulhunty
Executive Chairman

7/28

Viralytics Ltd ABN 12 010 657 351
www.viralytics.com
t +61 2 9499 3200 f +61 2 9499 3300
PO Box 1045 Pymble Business Centre Pymble NSW 2073
8/33 Ryde Road Pymble NSW 2073
Australia

VIRALYTICS LTD
ONCOLYTIC VIRUSES
A NEW HOPE FOR CANCER TREATMENT

ASX Announcement
1 July 2009

VIRALYTICS OPTIONS RIGHTS ISSUE RESULT AND CAPITAL RAISING PROGRAM UPDATE

Viralytics Limited (ASX:VLA, OTC:VRACY) (or 'Company') provides the following update in relation to its capital raising program:

- Options Rights Issue raises $0.915 million
- La Jolla Convertible Notes raising up to US$6 million as previously announced
- Potential Options Rights Issue Shortfall placements to raise up to $2.1 million
- Potential Rights Issue Options exercise to raise up to $9.1 million

Options Rights Issue Result

VLA has completed the non-renounceable Options Rights Issue (Offer date 22 April 2009) where shareholders where able to acquire one new option for every ordinary share held. Each Option cost 1 cent with a further 3 cents payable on or before 29 June 2010 to convert the option into a share. These options will be listed on the ASX.

The Board is pleased to announce that almost 900 shareholders took up their entitlements subscribing for $914,842.19 of New Options (91,484,219 options).

New holding statements as a result of the Options Rights Issue are expected to be despatched to shareholders on Tuesday, 7 July 2009, and the New Options are expected to be quoted on the ASX on Wednesday, 8 July 2009, subject to compliance with ASX requirements.

The Directors note the ongoing support of shareholders through the subscription of New Options to the value of $915k and shares to the value of $716k through the December 2008 Share Purchase Plan.

The Directors thank the large number of shareholders who have financially supported the Company in the last 12 months.

La Jolla Convertible Notes

VLA refers to previous announcements dated 12 June 2009 and 17 June 2009 (incorporating a Shareholder Letter dated 16 June 2009) in relation to the signing of a convertible notes facility with La Jolla Cove Investors, Inc to the value of up to US$6 million, subject to ongoing compliance with applicable terms and conditions.

As announced, receipt of drawdown of funds for the first monthly tranche of US$250,000 occurred on 15 June 2009.

8/33 Ryde Road, Pymble NSW 2073 Australia
PO Box 1045, Pymble Business Centre, Pymble NSW 2073 Australia
P 61 2 9499 3200 F 61 2 9499 3300
E viralytics@viralytics.com W www.viralytics.com
VIRALYTICS LTD ABN 12 010 657 351

VLA is currently finalising a Notice of Meeting and obtaining an Independent Expert's Report in accordance with regulatory requirements. Details of the meeting and shareholder documents will be given to shareholders as soon as practicable.

Potential additional funding from initiatives already undertaken

- **Shortfall Placement**

  VLA advises the shortfall amount under the Prospectus is $2,106,542.41 representing 210,654,241 New Options at the issue price of 1 cent.

  Under the terms of the Prospectus, the Company may issue shortfall New Options within 3 months from the close of the offer pursuant to ASX Listing Rule 7.2, Exception 3. The issue of shortfall New Options (if any) will be restricted to disclosure exempt parties, including 'sophisticated' and 'professional' investors under section 708 of the Corporations Act (Cth) 2001.

- **Potential New Options Exercise**

  As noted in the Prospectus, the New Options are exercisable at 3 cents exercise price on or before 29 June 2010.

  If the 91,484,219 New Options subscribed for, are exercised on or before 29 June 2010, the receipt of exercise monies will bring a further $2.7 million of funding to the Company.

  If the 210,654,241 Shortfall Options are placed by directors within the required time period and these options are then exercised on or before 29 June 2010, the receipt of these exercise monies will bring a further $6.4 million of funding to the Company.

  As noted in the Prospectus:

  1. The ability of the Company to raise additional capital through the exercise of the New Options is dependent upon the Company's share price prior to the Expiry Date (29 June 2010) of the New Options; and

  2. Each holder of New Options can elect to exercise the New Options at any time before the Expiry Date and their election will be based upon factors including their personal and financial circumstances.

Prudent Cash Management

Despite the actual and potential receipt of funds represented by the above capital raising program, the Company continues its strategy of prudent cash management and a core focus on clinical development of CAVATAK™.

The Company continues to assess, but does not rely upon, R&D tax concessions and Federal and State government funding opportunities.

Enquiries

Bryan Dulhunty
Managing Director
Viralytics Ltd
T: 02 9499 3200
M: 0433 217 876
E: bryan.dulhunty@viralytics.com

Further information regarding the Company is available on our website: www.viralytics.com

---

About Viralytics Ltd

Viralytics' principal asset is the intellectual property relating to CAVATAK™, an Oncolytic Virus technology. CAVATAK™ is the trade name for Viralytics' proprietary formulation of the Coxsackievirus Type A21 (CVA21). CVA21 is a virus that occurs naturally in the community. CVA21 attaches to the outside of a cell, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 uses two receptors to infect cells, intercellular adhesion molecule-1 (ICAM-1) and/or decay accelerating factor (DAF). Both of these receptor proteins have been demonstrated to be highly expressed on multiple cancer types, including: melanoma, prostate cancer, breast cancer, multiple myeloma and others.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Viralytics Limited

ABN

ABN 12 010 657 351

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	91,484,219
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Exercisable at any time up to and including 5pm AEST on 29 June 2010 at $0.03 each.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The Options form a new class of securities for which quotation has been sought.
5	Issue price or consideration	$0.01 per Option
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued subject to a Prospectus dated 22 April 2009 (and supplementary prospectus dated 1 June 2009) for a non renounceable issue of New Options to shareholders.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Despatch expected to be 7 July 2009

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	302,138,460	Ordinary shares fully paid

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	17,550,000	Unlisted Options
		1,020,000	Unlisted employee share scheme options
		91,484,219	Listed Options (expiring 29 June 2010, exercise price $0.03)
		1	Convertible Note (1 of possible 4 Convertible Notes under Convertible Note Facility).

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Once exercised, the same policy will apply as for all existing quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	No
12	Is the issue renounceable or non-renounceable?	Non-renounceable
13	Ratio in which the +securities will be offered	1 option for every share held
14	+Class of +securities to which the offer relates	Options for fully paid shares to shareholders
15	+Record date to determine entitlements	5 May 2009
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	Fractional entitlements were rounded up to the nearest whole share.

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Only eligible shareholders with a registered address in Australia or New Zealand were sent issue documents.
19	Closing date for receipt of acceptances or renunciations	30 June 2009
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	The Company will pay a handling fee to ASX participating organisations of 1.0% on the value of all stamped Entitlement and Acceptance Forms, capped at $300 per Acceptance.
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A.
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	8 May 2009
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	21 April 2009
28	Date rights trading will begin (if applicable)	N/A (non-renounceable)
29	Date rights trading will end (if applicable)	N/A (non-renounceable)

+ See chapter 19 for defined terms.

30	How do +security holders sell their entitlements *in full* through a broker?	N/A (non-renounceable)
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A (non-renounceable)
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A (non-renounceable)
33	+Despatch date	Expected to be 7 July 2009

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 1 July 2009
(Managing Director)

Print name: Bryan Dulhunty

== == == == ==

4031469v1/S4

+ See chapter 19 for defined terms.